UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Antero Midstream Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03676B 102
(CUSIP Number)

Paul M. Rady

Glen C. Warren, Jr.

Antero Subsidiary Holdings LLC

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

with a copy to:

Douglas E. McWilliams

Scott D. Rubinsky

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03676B 102

SCHEDULE 13D

1	Name of Reporting Person Paul M. Rady
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,580,927
	8	Shared Voting Power 1,180,821(1)
	9	Sole Dispositive Power 9,580,927
	10	Shared Dispositive Power 1,180,821(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,761,748(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.26%(2)
14	Type of Reporting Person IN

(1)         Calculated in the manner set forth in Item 5.

(2)         Based on 476,494,217 shares of the Issuer’s common stock outstanding as of May 1, 2020.

CUSIP NO. 03676B 102

1	Name of Reporting Person Glen C. Warren, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,841,003
	8	Shared Voting Power 3,966,804(1)
	9	Sole Dispositive Power 6,841,003
	10	Shared Dispositive Power 3,966,804(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,807,807(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.27%(2)
14	Type of Reporting Person IN

(1)         Calculated in the manner set forth in Item 5.

(2)         Based on 476,494,217 shares of the Issuer’s common stock outstanding as of May 1, 2020.

CUSIP NO. 03676B 102

1	Name of Reporting Person Antero Subsidiary Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 107,000,001
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 107,000,001
	10	Shared Dispositive Power 0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,000,001(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.46%(2)
14	Type of Reporting Person CO

(1)         Calculated in the manner set forth in Item 5.

(2)         Based on 476,494,217 shares of the Issuer’s common stock outstanding as of May 1, 2020.

Explanatory Note: On May 5, 2020, an investment vehicle controlled by Paul M. Rady sold 18,000,000 shares of common stock of Antero Midstream Corporation (the “Issuer”) and Glen C. Warren, Jr. sold 10,000,000 shares of common stock of the Issuer. Prior to such sales, Messrs. Rady and Warren and Antero Subsidiary Holdings LLC (“AR Sub” and, together with Messrs. Rady and Warren, the “Reporting Persons”) were party to that certain Stockholders’ Agreement, dated March 12, 2019, and as a result the Reporting Persons may have been deemed to have formed a Section 13(d) group. Messrs. Rady and Warren are filing this Amendment No. 5, which amends and supplements the Statement on Schedule 13D filed on March 14, 2019 (as amended by Amendment No. 1 filed on May 24, 2019, as further amended by Amendment No. 2 filed on September 5, 2019, as further amended by Amendment No. 3 filed on November 12, 2019 and as further amended by Amendment No. 4 filed on December 16, 2019, the “Original Schedule 13D”) with the Securities and Exchange Commission to reflect such sales. AR Sub has not sold any shares of common stock of the Issuer and is only filing this Amendment No. 5 because AR Sub may be deemed to be part of a Section 13(d) group with Messrs. Rady and Warren. The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons, as set forth below (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings set forth in the Original Schedule 13D. Each ownership percentage set forth herein is based on 476,494,217 shares of the Issuer’s common stock outstanding as of May 1, 2020.

Item 4.                                 Purpose of Transaction.

Item 4 shall be amended to add the following:

On May 5, 2020, (i) an investment vehicle controlled by Mr. Rady sold 18,000,000 shares of common stock of the Issuer on the open market and at a price of $4.10 per share and (ii) Mr. Warren sold 10,000,000 shares of common stock of the Issuer on the open market and at a price of $4.10 per share. AR Sub did not sell any shares of common stock of the Issuer.

As a result of such sales, Messrs. Rady and Warren are no longer subject to the terms of the Stockholders’ Agreement and, as such, also ceased being a part of any deemed Section 13(d) group resulting from the Stockholders’ Agreement.

Item 5.                                 Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

The aggregate number and percentage of shares of the Issuer’s common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of the Issuer’s common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As a result of the transactions disclosed in Item 4 herein, Messrs. Rady and Warren each ceased to be the beneficial owners of more than five percent of the common stock of the Issuer because he no longer is subject to the terms of the Stockholders’ Agreement and, therefore, is not deemed to be a member of any Section 13(d) group resulting from the Stockholders’ Agreement. As such, Mr. Rady’s and Mr. Warren’s respective obligation to file further amendments to this statement has terminated. AR Sub’s obligation to file further amendments is unimpacted by the transactions disclosed in Item 4 herein. Each of the Reporting Persons disclaims beneficial ownership of shares owned by the other Reporting Persons except to the extent of its or his pecuniary interest therein.

Each of the Reporting Persons listed below has the following beneficial ownership of shares of the Issuer’s common stock:

(i)     Paul M. Rady is the direct owner of 9,580,927 shares of the Issuer’s common stock, representing 2.01% of the outstanding shares of the Issuer’s common stock. Because Mr. Rady owns a 3.68% limited liability company interest in Mockingbird Investment LLC (“Mockingbird”), and a trust under his control owns the remaining 96.32% in Mockingbird, he may be deemed to beneficially own an additional 1,180,821 shares of the Issuer’s common stock owned of record by Mockingbird based on his relationship with Mockingbird, representing 0.25% of the outstanding shares of the Issuer’s common stock. Mr. Rady disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(ii)    Glen C. Warren, Jr. is the direct owner of 6,841,003 shares of the Issuer’s common stock, representing 1.44% of the outstanding shares of the Issuer’s common stock. Because Mr. Warren is the sole member of Canton Investment Holdings LLC (“Canton”), he may be deemed to beneficially own an additional 3,966,804 shares of the Issuer’s common stock owned of record by Canton based on his relationship with Canton, representing 0.83% of the outstanding shares of the Issuer’s common stock. Mr. Warren disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(iii)   Antero Subsidiary Holdings LLC is the record owner of 107,000,001 shares of the Issuer’s common stock, representing 22.46% of the outstanding shares of the Issuer’s common stock. Because Antero Resources is the sole member of AR Sub, Antero Resources may be deemed to beneficially own all shares of the Issuer’s common stock owned by AR Sub based on its relationship with AR Sub. Antero Resources disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person. No Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

On April 15, 2020, Messrs. Rady and Warren received 60,836 and 37,005 shares of the Issuer’s common stock, respectively, in each case net of shares of the Issuer’s common stock withheld to satisfy their respective tax withholding obligations, upon vesting and settlement of outstanding restricted stock units pursuant to the Antero Midstream Corporation Long-Term Incentive Plan.

Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of the Issuer’s common stock since the filing of the Original Schedule 13D.

Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that may be deemed to be beneficially owned by the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      May 5, 2020

PAUL M. RADY

By:	/s/ Alvyn A. Schopp, as attorney-in-fact for Paul M. Rady

GLEN C. WARREN, JR.

By:	/s/ Alvyn A. Schopp, as attorney-in-fact for Glen C. Warren, Jr.

ANTERO SUBSIDIARY HOLDINGS LLC

By:	ANTERO RESOURCES CORPORATION, its sole member

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer and Regional Senior Vice President